UNITED STATES SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON, DC  20549

                         AMENDMENT NO. 1 TO FORM 10-SB

         GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                  ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                           INFE-HUMAN RESOURCES, INC.

             (Exact Name of Registrant as Specified in Its Charter)


        Nevada                                      54-2013455
(State or Other Jurisdiction of
Incorporation or  Organization)           (I.R.S. Employer Identification No.)


       67 Wall Street, 22nd Floor, New York, NY               10005-3198

      (Address of Principal Executive Offices)                (Zip Code)

                                 (212) 859-3466
              Registrant's telephone number, including area code:

                                      None

       Securities to be registered pursuant to Section 12(b) of the Act:



          Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 par value

                                (Title of class)

Copies of all communications, including all communications sent to the agent for service, should be sent to: Mr. Arthur Viola, Chief Executive Officer, at the Company's Principal Executive Office.

TABLE OF CONTENTS

PART I

Item 1.  Description of Business..........................................2

Item 2.  Management's Discussion and Analysis or Plan of Operation........15

Item 3.  Description of Property..........................................19

Item 4. Security Ownership of Certain Beneficial Owners and Management....19

Item 5. Directors, Executive Officers, Promoters and Control Persons......20

Item 6. Executive Compensation............................................22

Item 7. Certain Relationships and Related Transactions....................22

Item 8. Description of Securities.........................................23


PART II

Item 1. Market Price of and Dividends on the Registrants's Common Equity
        And Other Stockholder Matters....................................25

Item 2. Legal Proceedings................................................26

Item 3. Changes in and Disagreements with Accountants....................26

Item 4. Recent Sales of Unregistered Securities..........................26

Item 5. Indemnification of Officers and Directors........................26

PART F/S

Financial Statements.....................................................26

PART III

Item 1. Index to Exhibits................................................26

Item 2  Certification of Principal Executive and Financial Officer.......26
=======================================================================


ITEM 1. DESCRIPTION OF BUSINESS.

                             History of the Company

INFE-Human Resources, Inc. was incorporated in Nevada on March 31, 2000 as a subsidiary of INFe, Inc., a Nevada corporation. The Company was organized to serve as an "outsourced" payroll and related human resources services company. Due to the sharp sell-off in the stock market beginning in April 2000 and the corresponding decline in the availability of venture capital and angel financing (financing provided by high-net-worth individuals, generally accredited non-institutional investors), the Company has had only limited operations since its inception.

In December 2001, the Company entered into discussions with Mr. Arthur Viola of Daniels Corporate Advisory Company, Inc. ("Daniels") regarding a possible business combination. Mr. Viola was doing business as a sole proprietor and was interested in a strategic combination of his business with the Company.
Mr. Viola and the Company negotiated a potential transaction.  In May 2002, Mr.
Viola incorporated Daniels as a Nevada corporation.   In September, 2002, Mr.
Viola and the Company agreed in principle upon terms by which Daniels and the Company would align interests. In June 2003, Daniels and the Company signed a definitive stock purchase agreement (the "Stock Purchase Agreement") pursuant to which the Company would acquire 100% of the issued and outstanding stock of Daniels. Mr. Viola will continue to manage Daniels.

Under the Stock Purchase Agreement, Mr. Viola will become the 70.4% controlling shareholder of the Company. The Company will acquire 100% of the stock of Daniels and the full time and attention of Mr. Viola in building companies. Mr. Viola will serve as Chief Executive Officer of the Company and Daniels. The transaction is expected to close once all the conditions to closing have been met. See -"The Stock Purchase Agreement." INFE-Human Resources, Inc. will cease to be a subsidiary of INFe, Inc. upon the closing of the Stock Purchase Agreement. The Stock Purchase Agreement is expected to close shortly after this Registration Statement becomes effective in late October 2003 once all the conditions to closing have been met. The conditions to closing include customary provisions regarding (a) the accuracy of all representations and warranties made by the parties to the agreement; (b) no material adverse change in the condition of the parties to the agreement; (c) the effectiveness of this Registration Statement; (d) all requisite consents have been obtained; (e) no litigation has been initiated against either party and (f) receipt of certain certificates and other customary closing documents.

This Registration Statement is being filed as a prelude to efforts to obtain quotation of the Company's Common Stock on the OTC Bulletin Board.

                                    Overview

INFe-Human Resources, Inc. (the "Company") is an early-stage company that intends to provide a variety of financial services including payroll and related human resource functions for client companies. This suite of services will include all the administrative, record-keeping and compliance issues associated with employees, their paychecks and their retirement accounts, and the potential for providing financial services, including corporate development, to the client company. The Company plans to provide its customers with realtime access to their employees' information via a secure internet based link. However, the Company does not currently have a secure internet based link and thus is unable at this time to provide services by means of such a link. It is management's intention to develop its website and such a link within the next six months or, alternatively, to utilize the capabilities of Daniels if the Daniels transaction closes.

Traditionally, businesses have had to track and maintain their own payroll systems and compliance records, as well as hire, train and retain skilled employees to operate the systems and keep the records, all while bearing the risk of liability if certain compliance actions (such as the timely making of payroll) are not done. By outsourcing payroll to a payroll service provider such as Automatic Data Processing ("ADP") or all of these human resources functions to a professional employer organization ("PEO"), an enterprise will be able to:

-       Reduce upfront and ongoing capital expenditures;

-       Reduce its investment in administrative personnel;

-       Access up-to-date, reliable information on their employees; and

- Focus its resources on its core business by outsourcing a non-core function

The Company intends to look at potential acquisitions of small PEOs and payroll processors, grow through internal sales and development initiatives as well as through the providing of other financial services. Due to the Company's physical presence in New York, the Company expects that its business will initially be focused on the "Northeast Corridor" from Boston to Washington plus the fast-growing Florida market. Management believes that Florida is fast-growing due to its (i) above-average population growth; (ii) a low-tax regulatory climate; (iii) a favorable climate for small businesses including such things as State funded business incubators; and (iv) a diverse population, all of which lead, in management's view, to greater small business formation and correspondingly greater potential demand for the Company's services.

The Company has had limited operations and is currently analyzing which specific cities in the Northeast Corridor and Florida that the Company will focus on.
The Company expects that it will start with New York (via its acquisition of Daniels) and then enter additional markets in the fourth quarter of 2003.

As an additional means to potentially increase the size and scale of the Company, we are also reviewing potential acquisitions of small and medium sized payroll processing and/or PEO companies, as well as companies that can provide "add-on" services, including investment services, to the client company and its
employees.    Due to the numerous uncertainties associated with acquiring a company, the Company does not have a definitive timetable on making its first acquisition. However, the Company believes that making acquisitions can be an important way to increase the size and scale of the Company as a complement to growing the Company through internal sales and marketing.

The Company is an early-stage company. Since its inception, the Company has had revenues of approximately $17,600 earned for human resource and financial consulting services. Due to the Company's inability to procure venture capital financing, operations have been minimal. After the Stock Purchase Agreement is effected, it is expected that the Company will continue to incur losses for a period of time until the Company develops a satisfactory paying customer base. In addition, the market for the Company's expected services is highly competitive and subject to technological change as companies change their computer and record-keeping systems. The Company expects to face significant competition in the future. As an early-stage company, the Company faces risks and uncertainties relating to its ability to successfully implement its business plan, which are described in more detail in the section entitled "Risk Factors" below. The Company may not successfully address all of these issues which include, but are not necessarily limited to:

- The Company has limited current operation.

- The Company generated only $100 in revenue during our last fiscal year and no revenue during our current fiscal year.

- We have no cash or other tangible assets.

- We have an accumulated deficit of $252,738.

- There is substantial doubt regarding our ability to continue as a going concern.

- We have only one employee.

- We have no contracts or arrangements as yet to provide payroll services or other revenue generating services.

- Due to our limited operations, we may be classified as a "blank check" company by certain states and therefore be unable to raise capital in such states.


                                   Background

Management believes that the movement of American companies to focus on so-called "core competencies" and outsource non-essential services has created significant business opportunities over the past decade. For instance, whole industries have developed, including outsourced Information Technology (IT) services, outsourced financial services through temporary or part-time CFOs, and outsourced human resources services, including payroll services and related administrative functions.

The Company believes that this trend is not slowing down, but rather, accelerating, due to increased worker mobility, the continued growth of small and medium sized businesses and the rapid growth of the internet and electronic commerce which have allowed even large corporations to have employees located in multiple geographic locations operating as if they were in the same physical
location.   The Company's mission is to capitalize on this significant trend by providing high quality payroll, human resources and corporate client (and employee) financial services.

As an early-stage payroll service provider, the Company's focus is on developing an initial base of customers, either internally or through acquisition, to get a foothold in the market and start to develop customer awareness of the Company. The Company has not yet provided payroll services to any client.

                          The Stock Purchase Agreement

In order to help implement the Company's business plan by adding management and financial resources, the Company has entered into a stock purchase agreement with Daniels Corporate Advisory Company, Inc., a Nevada corporation focused on the payroll services market, and the providing of financial services to that same client company such as financial consulting and strategic business advice and/or investing in such companies as well as conventional payroll services. Daniels' Chairman and CEO, Arthur Viola, who became the Company's President and CEO in late 2002, brings significant corporate experience in building companies to the Company. See - "Directors and Executive Officers." Additionally, the business combination with Daniels will increase the Company's asset base and improve the financial strength of the Company. Specifically, Daniels brings approximately $98,000 of Cash and Marketable Securities which will be reflected on the Company's consolidated financial statements upon the closing of the Daniels transaction. No liabilities will be assumed by the Company pursuant to the Daniels transaction as Daniels does not have any liabilities.

Mr. Viola, Daniels and INFe Human Resources are affiliated parties both before and after the transaction as Mr. Viola is the 100% owner, President and CEO of Daniels and President and CEO of INFe Human Resources and will be the President and CEO of both companies and controlling stockholder of INFe Human Resources after the closing of the transaction.

Pursuant to the Stock Purchase Agreement, the Company is causing to vest 7,040,000 common shares previously issued to Mr. Viola (but subject to an agreement that such shares would not be vested until the closing of the Stock Purchase Agreement), representing 70.4% of the issued and outstanding common stock of the Company in exchange for 100% of the issued and outstanding common stock of Daniels. The Stock Purchase Agreement contains customary representations, warranties, covenants and conditions to closing. See Exhibit
6.1 to this Registration Statement.

These customary representations, warranties, covenants and conditions including the following representations by Daniels: (i) that Daniels is duly organized, validly existing and in good standing in Nevada; (ii) that the transaction is duly authorized by Daniels; (iii) that Daniels has obtained all necessary consents; (iv) that Daniels have good title to its assets; (v) that certain financial statements provided to us are true; (vi) that Daniels does not have any undisclosed liabilities; (vii) that Daniels has paid all necessary taxes;
(viii) that Daniels is in compliance with environmental and occupational safety laws; (ix) that Daniels has no pending litigation and (x) that Daniels has made no material misstatement or failed to make a material disclosure to us.

Likewise, we represented to Daniels that (i) that we are duly organized, validly existing and in good standing in Nevada; (ii) that the transaction is duly authorized by us; (iii) that we have obtained all necessary consents; (iv) that we have good title to our assets; (v) that certain financial statements provided to Daniels by us are true; (vi) that we do not have any undisclosed liabilities;
(vii) that we have paid all necessary taxes; (viii) that we are in compliance with environmental and occupational safety laws; (ix) that we have no pending litigation and (x) that we have made no material misstatement or failed to make a material disclosure to Daniels.

Additionally, both parties made certain covenants to each other, including that
(i) both parties would operate their businesses in the ordinary course prior to closing; (ii) both parties would notify the other of any material change in their business; (iii) neither party would negotiate with third parties regarding an alternative transaction; and (iv) neither party would dispose of any material assets prior to closing.

The Stock Purchase Agreement is expected to close shortly after the effectiveness of this Registration Statement in late October, 2003 provided that certain customary conditions to closing are met including: (i) that no material adverse change has occurred in the business of Daniels or the Company; (ii) that the representations and warranties remain true in all material respects; (iii) that this Registration Statement shall have become effective; (iv) that all necessary consents have been obtained; (v) that each party has complied with the Stock Purchase Agreement and (vi) that any actual or potential liability from the Company to Mr. Tom Richfield, Director, INFe, Inc. and any affiliates thereof has been released.

                          Marketing and Sales Strategy

The Company's primary business is providing payroll-related services. The Company also intends to provide to its customers other services including venture capital management, and business development advice. The Company may also acquire debt or equity securities in its clients in select circumstances. We plan to market our services both directly through referrals and indirectly through accounting firms which are not interested in cultivating what to them is "marginal" or "loss leader" business, based on their existing client base. We also intend to do joint marketing with our clients by providing venture capital management and working partner development (Merchant Banking) in exchange for the client providing its network of corporate relationships to us for payroll and ancillary services. Our plan is that by providing several important services for our clients, centered on the payroll services function, we intend to develop valuable long term relationships which would yield consistent revenue.

                                  Competition

The market for the Company's services is highly competitive. There are many companies that act as payroll service providers or professional employer organizations, or integrated financial services firms, including Paychex and ADP, both large, well-capitalized companies. Management believes, however, that there are significant profitable niches available for the Company to provide services to smaller companies that cannot afford the full-service expense of a
large company such as ADP or Paychex.   The Company believes that its ability to
compete depends on many factors both within and beyond its control, including the success of the marketing and sales efforts of the Company and its competitors and the price and reliability of the services provided by the
Company and its competitors.   The Company expects competition to increase in
the future as the trend toward "outsourcing" continues across American business. Many of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. Increased competition could materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully. See "Risk Factors - Competition" for a description of the risks of the Company's competition.

               Intellectual Property and Other Proprietary Rights

The Company relies on a combination of nondisclosure agreements, technical measures, trade secret and trademark laws to protect its proprietary rights including customer lists, business methods and strategic plans. The Company does not presently hold any patents for its existing products or services and presently has no patent applications pending. The Company intends to enter into confidentiality agreements with its employees, and anticipates that any future employees will also enter into such agreements. The Company has not yet entered into any nondisclosure agreements or confidentiality agreements. The Company also attempts to limit access to and distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use or take appropriate steps to enforce intellectual property rights. In addition, there can be no assurance that the Company's competitors will not independently develop technologies that give them a technological edge versus the Company. The failure of the Company to protect its proprietary information could have a material adverse effect on the Company's business, financial condition and results of operations.

>From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are used by the Company. Litigation may be necessary to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation may also be necessary to enforce and protect trade secrets and other intellectual property rights owned by the Company. Any such litigation could be costly and cause diversion of management's attention, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities (including possible indemnification of its customers), require the Company to secure licenses from third parties or prevent the Company from manufacturing or selling its products or services, any one of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not been a party to any such litigation to date.

                                    Employee

At October 17, 2003, the Company had 1 full-time employee. The Company's employee is not represented by a collective bargaining agreement nor has the Company experienced any work stoppage. The Company considers its relations with its employee to be good.

                                  Risk Factors

An investment in the Common Stock of the Company is highly speculative, involves a high degree of risk and should be considered only by those persons who are able to afford a loss of their entire investment. In evaluating the Company and its business, prospective investors should carefully consider the following risk factors in addition to the other information included in this Registration Statement.

            Risks Relating to the Financial Condition of the Company

Early-Stage Company with Limited Operating History and Revenues. The Company was organized in March 2000 and has a very limited operating history upon which an evaluation of the Company's future performance and prospects can be made.
The Company is an early-stage company and has had limited revenues. The Company's prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business in an emerging and evolving industry. As an early-stage company, the Company faces risks and uncertainties relating to its ability to successfully implement its business plan, which are described in more detail below. The Company may not successfully address these risks.

Historical and Anticipated Losses. Since inception, the Company has generated approximately $17,600 of revenue and has incurred losses of $11,321 for the period from March 31, 2000 (inception) to November 30, 2000, $152,201 for the year ended November 30, 2001, $67,534 for the year ended November 30, 2002 and $21,682 for the nine months ended August 31, 2003, resulting in an accumulated deficit of $252,738 at August 31, 2003. Losses are continuing through the date of this Registration Statement. Inasmuch as the Company will continue to have operating expenses and will be required to make significant up-front expenditures in connection with the proposed development of its business, the Company may continue to incur losses for at least the next 12 months and until such time, if ever, as the Company is able to generate sufficient revenues to finance its operations and the costs of continuing expansion. There can be no assurance that the Company will be able to generate significant revenues or achieve profitable operations. See the financial statements and the notes thereto included elsewhere in this Registration Statement.

Working Capital Deficits.  The Company has no cash and cash equivalents as of
August 31, 2003 and has no working capital as of August 31, 2003.   This lack of
liquidity may materially adversely affect the Company's ability to hire and retain employees, market its services and increase its revenue. Further, it may require the Company to raise capital through issuing equity which could cause dilution and/or negatively affect the price of the Company's common stock.

Need for Additional Financing. The Company will need additional financing to meet its current plans for expansion. The Company expects to seek additional financing of at least $2 million over the next 12 months to fund its full development plans. Such financing may be debt or equity financing. To the extent that the Company incurs indebtedness or issues debt securities, the Company will be subject to risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay principal and interest on any such indebtedness. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms or at all. If the Company is unable to obtain additional financing, its ability to meet its current plans for development and expansion could be materially adversely affected.

Risk of Being Classified as a "Blank Check" Company. A significant number of states have enacted legislation which prohibits the sale of securities in companies with no or minimal revenue and no or minimal operations (so-called "blank check" companies). While the Company does not believe it is a blank check company, one or more states may conclude otherwise and such a determination could prevent the Company from raising capital in such state(s).


                    Risks Relating to the Company's Business

New Industry; Uncertainty of Market Acceptance. As is typically the case in an emerging industry, demand and market acceptance for newly introduced services and products are subject to a high level of uncertainty.

Risks Associated with Growth Strategy and Rapid Expansion. The Company is a young company and has had limited revenues to date. Implementation of the Company's business plan will be substantially dependent on, among other things, the Company's ability to hire and retain skilled management, financial, marketing and other personnel and successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality controls). The Company expects to hire additional employees. There can be no assurance that the Company will be able to hire and retain such personnel. If it is unable to do so, the Company's growth strategy may be materially adversely affected. The Company's plans are subject to change as a result of a number of factors, including progress or delays in the acquisition of other companies, availability of funding on commercially reasonable terms, changes in market conditions and competitive factors. There can be no assurance that the Company will be able to successfully implement its business strategy or otherwise expand its operations.

Competition. The market for the Company's products and services is highly competitive and subject to rapid technological change. There are many companies that act as PEOs and payroll services, and provide additional financial service options. Many are well financed and have strong brand awareness. The Company believes that its ability to compete depends on many factors both within and beyond its control, including the success of the marketing and sales efforts of the Company and its competitors, the price and reliability of products and services developed by the Company and its competitors and the timing and market acceptance of the products and services being developed by the Company and its competitors. The Company expects competition to increase in the future. Many of the Company's potential competitors have substantially greater financial, technical and marketing resources than the Company. Increased competition could materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully.

Attraction and Retention of Qualified Personnel. The Company's ability to continue to develop and market its services and products depends, in large part, on its ability to attract and retain qualified personnel. Competition for such personnel is intense and no assurance can be given that the Company will be able to retain and attract such personnel.

Reliance on Key Personnel.   The Company is extremely reliant on Mr. Arthur
Viola, the Company's Chief Executive Officer to successfully implement the Company's business plan. To the extent that the Company is unable to retain the services of Mr. Viola, or to the extent that Mr. Viola is unwilling or unable to perform the role of Chief Executive Officer of the Company, the Company may suffer a material adverse effect. The Company does not currently have, but is considering obtaining, "key man" insurance on Mr. Viola.


                                  Other Risks

Dividends Unlikely. The Company has not paid cash dividends on its Common Stock since its inception. The Company does not intend to pay a cash dividend on its Common Stock in the foreseeable future so that it may reinvest earnings, if any, in the development of its business.

No Assurance of Public Market; Possible Volatility of Market. There has been no prior public trading market for the Common Stock on the OTC Bulletin Board. There can be no assurance that a regular trading market for the Common Stock will ever develop or that, if developed, it will be sustained. The market price of the Common Stock may be highly volatile as has been the case with the securities of many emerging companies. Factors such as the Company's operating results and announcements by the Company or its competitors of new products or services may significantly impact the market price of the Company's securities. In addition, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the securities of many companies have experienced wide fluctuations not necessarily related to the operating performance of such companies.

Penny Stock Regulation. In order to be quoted on the NASD OTC Bulletin Board, a market maker must file an application with the NASD on our behalf in order to make a market for our common stock on the bulletin board. We are not able to file such an application on our own behalf and therefore are subject to the risk that we may not be able to convince a market maker to file such an application on our behalf. In the event the Company is successful in obtaining listing of its Common Stock on the OTC Bulletin Board, investors should be aware of limitations on marketing securities characterized as "penny stocks" under existing securities statutes and regulations. Penny stocks are securities not listed on an exchange or quoted in Nasdaq and selling for a price of less than $5.00 per share. Broker-dealers engaging in transactions in penny stocks are subject to special regulations, including a requirement to evaluate the suitability of an investment in penny stocks and providing specific information to potential investors. New and additional regulation may arise in the future further affecting any trading market which may develop for the Company's Common Stock.

                           Corporate Governance Risks

The Company will have a Concentrated Ownership Structure. Mr. Arthur Viola, the Company's Chairman and Chief Executive Officer will own 70.4% of the issued and outstanding Common Stock of the Company upon the closing of the Stock Purchase Agreement. Therefore, certain corporate actions which other shareholders may find advisable may not be implemented without the consent and approval of Mr. Viola.

Authorization and Discretionary Issuance of Preferred Stock. The Company is authorized to issue up to 20,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"). The Preferred Stock may be issued in one or more series, on such terms and with such rights, preferences and designations as the Board of Directors of the Company may determine, without action by stockholders. No shares of Preferred Stock are currently outstanding. However, the issuance of any Preferred Stock could adversely affect the rights of the holders of Common Stock, and therefore reduce the value of the Common Stock. In particular, specific rights granted to future holders of Preferred Stock could be used to restrict the Company's ability to merge with or sell its assets to a third-party, thereby preserving control of the Company by present owners.


FINANCIAL INFORMATION.

The selected financial data set forth below are derived from the financial statements of the Company included elsewhere in this Registration Statement and are qualified by reference to and should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Registration Statement. The financial statements of the Company as of and for the years ended November 30, 2002 and November 30, 2001 have been audited by Bagell, Josephs & Company, independent certified public accountants. The financial results of the Company for the nine months ended August 31, 2003 have not been audited. The historical results are not necessarily indicative of the results of operations to be expected in the future.

                            Selected Financial Data


                      Nine months          Year ended            Year ended
                    ended August 31,       November 30,          November 30,
                          2003                 2002                  2001
                    ----------------      --------------       ---------------
Revenues                $      0          $    100              $   17,506
Expenses                  21,682            67,634                 169,707
Net loss for the period   21,682            67,534                 152,201
Net loss per share         $0.00             $0.01                   $0.02
Dividends paid              -0-               -0-                     -0-
                       ----------         -----------           ------------
Total assets            $  4,285         $   25,967             $   56,001
                       ==========        ============           =============


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The financial statements of the Company are the continuing financial statements of INFE-Human Resources, Inc., a Nevada corporation incorporated on March 31, 2000. The following discussion should be read in conjunction with the Company's historical financial statements and notes thereto included elsewhere in this Registration Statement.

The following discussion may include forward looking statements. Such forward looking statements involve risks and uncertainties, including among other things, statements regarding the Company's anticipated costs and expenses. Such forward looking statements contain, but are not limited to, the words "expects," "anticipates," "intends," "predicts" and similar language. The Company's actual results may differ significantly from those projected in the forward looking statements. Factors that might cause future results to differ materially from those described in the forward looking statements include, but are not limited to, those discussed in the section entitled "Risk Factors."

                                    Overview

The Company provides a variety of financial services including payroll and related human resource functions for client companies. This suite of services will include all the administrative, record-keeping and compliance issues associated with employees, their paychecks and their retirement accounts, and the potential for providing financial services, including corporate development, to the client company. The Company plans to provide its customers with real-time access to their employees' information via a secure internet based link.

The Company has incurred operating losses since its inception in March 2000.

The Company has had limited revenues of only $17,606 to date.

The Company has a November 30 fiscal year-end.


                             Results of Operations


Nine months ended August 31, 2003

During the nine months from December 1, 2002 to August 31, 2003, the Company realized a net loss of $21,682, or $.00 per share, on no revenue. Expenses were incurred primarily for depreciation of existing equipment and amortization of existing intangible assets. Management of the Company anticipates that it will continue to incur losses until such time as the Company's operations can produce revenue sufficient to cover operating expenses. The lack of revenue was due primarily to the Company seeking to effectuate the Daniels transaction and prepare and file this Registration Statement. Management believes that with the closing of the Daniels transaction, the Company should be able to increase its revenue over the next twelve months.


Year ended November 30, 2002

During the fiscal year November 30, 2001 to November 30, 2002, the Company realized a net loss of $67,534, or $.01 per share, on revenue of $100. Expenses were incurred primarily for general and administrative expense and depreciation of existing equipment and amortization of existing intangible assets. The decrease in revenue is attributable to the lack of management attention to the business during fiscal 2002.

Year ended November 30, 2001

During the fiscal year November 30, 2000 to November 30, 2001, the Company realized a net loss of $152,201, or $.02 per share, on revenue of $17,506. Expenses were incurred primarily for general and administrative expense and for marketing of the Company's services. As the fiscal year ended, Management reduced its monthly "burn rate" (i.e. its monthly loss) due to an anticipated decline in opportunities due to the economic recession and stock market decline that started in calendar year 2000 and was felt by the Company in calendar 2001.

                          Critical Accounting Policies

Except for depreciation and amortization, the Company does not have any critical accounting policies. The Company's policy for depreciation and amortization is set forth in Note 1 to the Company's financial statements included below.

                           Related Party Transactions

Mr. Arthur Viola, the Company's Chief Executive Officer is also the controlling shareholder of Daniels. The Company's transaction with Daniels is, therefore, a related party transaction. For a full description of the Daniels transaction, please see - "The Stock Purchase Agreement" above.


                        Liquidity and Capital Resources

Inception to August 31, 2003

At August 31, 2003, the Company had cash and cash equivalents of $0. The Company has generated $17,606 of revenue through August 31, 2003.

>From its inception on March 31, 2000 to August 31, 2003, the Company issued 10,000,000 shares of Common Stock, of which 2 million shares were founders' stock and 8,000,000 shares were issued (but not all vested) in December 2001.

>From its inception, the Company has used $182,959 for operating activities before changes in non?cash working capital balances mainly as a result of general, administrative and selling expenditures, net of incidental revenues.

At August 31, 2003, the Company had no cash and cash equivalents on hand. The Company believes that its existing resources, coupled with the working capital which is anticipated to be obtained by virtue of the Stock Purchase Agreement with Daniels will be sufficient to support the Company's operations for the next six months. However, it is expected that the Company may have to raise up to $500,000 over the next twelve months to fund operations, especially if revenue does not grow as quickly as management anticipates. We are hoping to raise up to $2 million of capital if we can obtain such capital on favorable terms. The Company may need to raise additional equity capital (which could dilute existing equity owners) if we seek to make one or more acquisitions, as we currently intend to do. The Company does not expect any significant change in the number of our employees over the next twelve months (unless the Company is successful in acquiring one or more other companies) and, except for work on our internet related capabilities (which we do not expect will exceed $100,000), do not expect any material purchases or sales of plant and equipment.

The Company anticipates that we will increase our revenue over the next six months due to the acquisition of Daniels (and the business leads and revenue which Daniels has) and the increased focus of management on operating the business rather than consummating the Daniels acquisition and filing of this Registration Statement. This revenue is expected to provide the Company with additional cash resources to support the Company's development. The Company will seek up to $2 million of additional funds to supplement its existing resources and execute its growth plan. However, there can be no assurance that any financing will be available on terms acceptable to the Company or at all.

On a long term basis, the Company will need to raise additional funds through private or public financings, strategic or other relationships. There can be no assurance that the Company will be able to raise any additional funds and equity funds raised could dilute then existing shareholders.


                          Changes in Internal Controls

There have not been any significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

           Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to immaterial levels of market risks with respect to changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such
as foreign currency exchange and interest rates.   The Company does not enter
into derivatives or other financial instruments for trading or speculative purposes, nor does it enter into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates.

ITEM    3.      DESCRIPTION OF PROPERTY.

The Company's operational headquarters is located in an office service complex located on the 22nd floor of 67 Wall Street, New York, New York 10005-3198. The Company's lease is a month-to-month lease with no expiration date. The Company believes that its existing facilities are adequate for its needs for the foreseeable future and that if additional space is needed, it would be available on favorable terms at the same location.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information as of August 18, 2003 with respect to the beneficial ownership of Common Stock by (i) each person known by the Company to own beneficially more than 5% of the Common Stock, (ii) each executive officer of the Company, (iii) each Director of the Company and (iv) all Directors and executive officers as a group. All numbers shown give effect for the vesting of stock which occurs upon the closing of the Stock Purchase Agreement of the Company with Daniels, which Agreement constitutes a "change of control" of the Company.

Name and Address
of Beneficial     Number of Shares      Percentage
Owner(1)          Beneficially Owned      of Class
---------------- ------------------    -----------
Arthur Viola       7,040,000             70.40%
Tom Richfield        100,000              1.00%
Gus Mechalas          50,000                *
INFe, Inc.         1,690,000             16.90%
Rainier Gonzalez** 1,690,000             16.90%
                  ------------        -------------
All officers and
directors as a group
(3 persons)         7,190,000            71.90%
                  ============        ============



*       Less than one percent (1%) of outstanding Common Stock.
** Mr. Gonzalez is the controlling shareholder and chief executive officer of INFe, Inc. and therefore is deemed to beneficially own the shares which are owned by INFe, Inc.

(1) Except as otherwise indicated, the address for each of the named individuals is c/o Daniels Corporate Advisory Company, Inc., 67 Wall Street, 22nd Floor, New York, New York 10005-3198. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of Common Stock that an individual or group has a right to acquire within sixty
(60) days pursuant to the exercise of warrants or options are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.


ITEM 5.         DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers of the Company, and their ages and positions with the Company will be as follows:

      Name       Age     Position
--------------------------------------------
Arthur D. Viola 56      Chairman of the Board, President, CEO,  and Director
Tom Richfield   62      Director and Secretary
Gus Mechalas    67      Director


The officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's stockholders, and hold office until their death, until they resign or until they have been removed from office.

Our Board of Directors is a "classified" board with each of the three directors elected to three year terms. Mr. Viola's is a Class I director whose term expires in 2006. Mr. Richfield is a Class II director whose term expires in 2005. Mr. Mechalas is a Class III director whose term expires in 2004.

The following is a brief summary of the background of each director and executive officer of the Company:

Mr. Viola has been Chairman, President, CEO and a Director of the Company since
September, 2002.   In 1981, Mr. Viola founded The Viola Group, Inc., a New York based public company which acquired, and managed private companies. >From 1990 to the present, Mr. Viola has served as senior partner of Daniels Corporate Advisory Co., a New York based private company which invests in and helps grow small public companies. Previously, Mr. Viola was involved with mergers and acquisitions with Bank of America, Gulf & Western and Crane Co., and was an Account Manager for Citibank, N.A. Mr. Viola has a B.A. from Iona College, an MBA from Pace University and has done advanced work in Corporate Mergers & Acquisitions and Real Estate Development at New York University.

Mr. Richfield is currently Chairman and Chief Executive Officer of INFe-Ventures, Inc., a Florida based merchant bank. Mr. Richfield has held that position since 2003. Previously, Mr. Richfield was Chairman and Chief Executive Officer of INFe, Inc., a Virginia based firm which merged with Pacer Holdings, Inc. as of July 3, 2003. Prior to INFe, Inc., Mr. Richfield was a successful entrepreneur with interests in real estate, consulting and finance. He owned Star Personnel, a Washington, D.C. based personnel staffing company in 1989.
Mr. Richfield began his career in engineering, software development and sales management in 1965 with IBM, and in 1968 with Hewlett Packard.

Mr.Mechalas is a private investor. He previously served as Chief Technology Officer and Director of INFe, Inc., a Virginia based firm which merged with Pacer Holdings, Inc. as of July 3, 2003. Mr. Mechalas has over sixteen years of management and technical recruiting experience in the computer industry. Prior to joining INFe, Inc., he was founder of Acropolis Services (1989 - 1997), now ASAP Solutions, Inc., a software development company. Earlier, he was employed by Unisys Corporation (1987 - 1989) where he was responsible for developing an HMO system for the health care industry. He has served in various management and sales positions including Data-Tek (1971-1987), Comserv (1969 - 1971), as Vice President of Marketing, and Philco-Ford (1959-1969) as Eastern regional Sales Manager of their Computer Services Network Division.

Audit Committee

The Company has determined that Mr. Tom Richfield is a financial expert as defined by Item 401(e) of SEC Regulation S-B. The Audit Committee is composed of Messrs. Viola, Richfield and Mechalas.

ITEM 6. EXECUTIVE COMPENSATION.

Mr. Richfield was the Company's Chief Executive Officer during the period March 31, 2000 (date of inception) through November 30, 2000 and the fiscal year ended November 30, 2001 and from December 1, 2001 through September 30, 2002. He received no compensation for his service as the Company's Chief Executive Officer. Mr. Viola became the Company's Chief Executive Officer on September 30, 2002. No executive officer received compensation of a least $100,000 during the year ended November 30, 2001 or the year ended November 30, 2002. No stock options were granted to any executive officer in 2001 or 2002.

                               Stock Option Plans

The Company does not currently have a stock option plan and has no current plans to implement a stock option plan. Any future plan would be subject to the approval of the Board of Directors of the Company.


                             Employment Agreements

The Company does not, and will not immediately after the close of its Stock Purchase Agreement with Daniels, have employment agreements with any of its executives, directors or employees. The Company may consider from time to time the benefit of entering into an employment agreement with one or more executives or employees. All such decisions will be made by the Board of Directors of the Company.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Mr. Viola, the Chief Executive Officer of the Company, is also the Chairman, Chief Executive Officer and sole shareholder of Daniels. The Stock Purchase Agreement is, therefore, an "affiliated transaction." Pursuant to the Stock Purchase Agreement, the Stock Purchase Agreement has been approved by Messrs. Richfield and Mechalas, who are independent of Daniels, and by INFe, Inc., the controlling shareholder of the Company prior to closing of the Stock Purchase Agreement.

ITEM 8. DESCRIPTION OF SECURITIES.

The Company is presently authorized to issue up to 100,000,000 shares of Common Stock, $.001 par value per share. The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, as amended, and the Bylaws that are included as exhibits to this Registration Statement and by provisions of applicable law. As of August 31, 2003, there were 10,000,000 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the Preferred Stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

                          Transfer Agent and Registrar

The Company plans to use ComputerShare Investor Services, Denver, Colorado as its transfer agent and registrar. Previously, the Company had acted as its own transfer agent and registrar.
                                    Part II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

                               Market Information

The Company has not previously had a public market for its Common Stock. Therefore, there has been no price history of the Company's Common Stock. We have no outstanding options or warrants to purchase, or securities convertible into, our common equity. We have not agreed to register any shares under the Securities Act for sale by our shareholders; however, all ten million of our outstanding shares, once Mr. Viola's 7,040,000 shares are vested, are eligible for sale under SEC Rule 144, subject in the case of Messrs. Viola, Richfield and Mechalas to the volume limitations imposed upon "affiliates" under Rule 144 and subject in the case of all other shareholders to the volume limitations imposed upon shares not held for two or more years. No shares are being offered or have been proposed to be publicly offered by the Company.

                                    Holders

There are 8 holders of the Company's Common Stock as of the date of this Registration Statement.
                                Dividend Policy

The Company has not paid cash dividends on its Common Stock since its inception. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions and other relevant factors.

                             Penny Stock Regulation

Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with the current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchange. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not currently involved in any material legal proceedings. From time to time, however, the Company may be subject to claims and lawsuits arising in the normal course of business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

In April 2001, the Company issued 1,850,000 shares to INFe, Inc., 100,000 shares to Mr. Tom Richfield and 50,000 shares to Mr. Gus Mechalas as founders' stock in exchange for $219,523 of cash and other assets.

In December 2001, the Company issued 7,040,000 unvested shares to Mr. Arthur Viola and 960,000 vested shares to three designees of Mr. Viola in exchange for $37,500 plus the right to acquire Mr. Viola's payroll advisory business. The Company relied on Section 4(2) of the 1933 Securities Act as an exemption from the registration of such securities as Mr. Viola is an accredited and sophisticated investor.

Pursuant to the Stock Purchase Agreement, the Company is vesting 7,040,000 shares of Common Stock to Arthur Viola, the sole equity owner of Daniels, in return for 100% of the issued and outstanding capital stock of Daniels. Such vesting will occur upon the closing of the transactions contemplated by the Stock Purchase Agreement. To the extent such vesting is deemed to be an issuance of securities, the Company is relying on Section 4(2) of the 1933 Securities Act as an exemption from the registration of such securities as Mr. Viola is an "accredited" and sophisticated investor.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Both the Company's Articles of Incorporation and its Amended and Restated Bylaws provide for the indemnification of its officers and directors. The provisions are set forth in Article 11.3 of the Company's Articles of Incorporation and
Section 6.1 of the Company's Amended and Restated Bylaws which are incorporated herein by reference and are attached to this Registration Statement as Exhibits. These provisions are consistent with Nevada's General Corporation Law pursuant to which the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company (such as a shareholder derivative suit), by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may extend to expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonable believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to the Company or for amounts paid in settlement to the Company, unless the court in which the action or suit was brought, or another court of competent jurisdiction, determines that in view of all the circumstances, the person is fairly and reasonably entitled to be indemnified for such expenses.

There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, and the Company is not aware of any pending or threatened litigation that may result in claims for indemnification by any officer, director, employee or other agent.

The Company is in the process of evaluating the purchase of Directors and Officers liability insurance to defend and indemnify directors and officers who are subject to claims made against them for their actions and omissions as directors and officers of the Company.

                                    Part F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of the Company are attached to this Registration Statement and filed as a part hereof.

                                   Part III
INDEX TO EXHIBITS

2.1             Articles of Incorporation of the Company.*

2.2             Amended and Restated By-laws of the Company.*

3.1             Specimen Certificate of the Company's Common Stock.*

6.1, 8.1 Stock Purchase Agreement dated June 24, 2003 by and between the Company and Daniels Corporate Advisory Company, Inc.*

10.1 Consents of Bagell, Josephs & Company, L.L.C., independent public accountants.

(*Incorporated by reference to Exhibit to the Registrant's Form 10-SB
  Registration Statement filed on 2003-08-21; file:# 000-50374)


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

October 20, 2003

INFE-HUMAN RESOURCES, INC.

By/s/
Arthur Viola
----------------
Arthur Viola
Chief Executive Officer and Principal Financial Officer

------------------------------------------------------------

                          INFe - HUMAN RESOURCES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                        PAGE(S)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS        F- 1-2

BALANCE SHEETS AS OF NOVEMBER 30, 2002 AND 2001          F- 3

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
NOVEMBER 30, 2002 AND 2001                               F- 4

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001           F- 5

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
NOVEMBER 30, 2002 AND 2001                               F- 6

NOTES TO FINANCIAL STATEMENTS                            F-7-12

UNAUDITED FINANCIALS FOR NINE MONTHS ENDED
AUGUST 31, 2003 and 2033                                 F-13-22

UNAUDITED PRO FORMA AUGUST 31, 2003                      F-23

=============================================================

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828  Fax (856) 346-2882


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of INFe - Human Resources, Inc. Falls Church, Virginia

We have audited the accompanying balance sheets of INFe - Human Resources, Inc. (the "Company") as of November 30, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes the examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements for November 30, 2002 and 2001 have been prepared assuming the Company will continue as a going concern. As discussed in
Note 4 to the financial statements, the Company has incurred substantial net losses in fiscal years 2002 and 2001, and this raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also discussed in Note 4. The financial statements do not include any adjustments that might results from the outcome of these uncertainties.

 MEMBER OF:      AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
                 NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
                 PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
                 NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INFe - Human Resources, Inc. as of November 30, 2002 and 2001, and the results of its operations, changes in stockholders' equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements the Company's previously issued November 30, 2002 and 2001 financial statements have been amended to reflect certain disclosure changes made in response to the Securities and Exchange Commission letter of comment dated September 26, 2003. There were no amounts changed from the originally issued financial statements dated May 20, 2003.

BAGELL, JOSEPHS & COMPANY, L.L.C.
/s/
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

May 20, 2003, except Notes 9 and 10, as to which date is October 5, 2003

                          INFe-HUMAN RESOURCES, INC.
                                 BALANCE SHEETS
                           NOVEMBER 30, 2002 and 2001

                                  ASSETS
                                                2002       2001
                                              --------   --------
CURRENT ASSETS
 Cash                                       $      41   $       -
                                              --------   --------

FURNITURE AND EQUIPMENT,AT COST                 9,202      9,202
 Less: accumulated depreciation                (8,437)    (5,369)
                                              ---------  ---------
    Total furniture and equipment                 765      3,833
                                              ---------  ---------
OTHER ASSETS
 Intangible assets                             81,019     81,019
 Less: accumulated depreciation               (55,858)   (28,851)
                                              ---------  ---------
    Total other assets                         25,161     52,168
                                              ---------  ---------
TOTAL ASSETS                                $  25,967  $  56,001
                                              =========  =========

                   LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value,
  20,000,000  shares authorized;
  none issued and outstanding               $      -   $       -
Common stock, $.001 par value,
  100,000,000 shares authorized;
  10,000,000 and 2,000,000 shares
  issued and outstanding                    $  10,000  $   2,000

Additional paid-in-capital                    247,023    217,523
Accumulated deficit                          (231,056)  (163,522)
                                             ---------- ----------
    Total stockholders' equity                 25,967     56,001
                                             ---------- ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $  25,967  $  56,001
                                             ========== ==========

The accompanying notes are an integral part of these financial statements

                           INFe-HUMAN RESOURCES, INC.
                            STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001

                                                2002       2001
                                             ---------  ---------
REVENUE                                     $     100  $  17,506
                                             ---------  ---------

OPERATING EXPENSES
  Consulting fees                              37,500      80,917
  Salaries and related expenses                     -      53,798
  Depreciation and amortization                30,075      24,898
  Contracted services and other                    59      10,094
                                             ---------  ----------
     Total operating expense                   67,634     169,707
                                             ---------  ----------

NET LOSS                                    $ (67,534) $  (152,201)
                                             =========  ==========

NET LOSS PER SHARE-BASIC AND DILUTED        $   (0.01) $    (0.08)
                                             =========  ==========

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                           9,333,333   2,000,000
                                             =========   =========

The accompanying notes are an integral part of these financial statements

                        INFe-HUMAN RESOURCES, INC.
                    STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001


                              Common Stock                                      Total
                            -----------------      Paid-in    Accumulated    Stockholders'
                            Shares       Amount    Capital      Deficit         Equity
                            -------     --------  ---------   ------------    -----------

BALANCE-November 30, 2000   2,000,000   $  2,000  $  90,000    $  (11,321)   $  80,899

 Contributed Capital                -          -    127,303             -      127,303

 Net loss                           -          -          -      (152,201)    (152,201)
                            ----------  --------  ---------    -----------    -----------

BALANCE-November 30, 2001   2,000,000   $  2,000  $ 217,523    $ (163,522)   $  56,001

Issuance of commons stock   8,000,000      8,000     29,500             -        37,500

Net Loss                            -         -          -        (67,534)     (67,534)
                           -----------  --------  ----------   -----------    -----------

BALANCE-November 30, 2002  10,000,000  $  10,000  $ 247,023   $  (231,056)    $ 25,967
                           ===========  ========  ==========   ===========    ===========


                        INFe-HUMAN RESOURCES, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001

                                                 2002        2001
                                             -----------  ----------
CASH FLOW FROM OPERATING ACTIVITES
  Net Loss                                   $  (67,534)  $ (152,201)
                                             -----------  -----------

Adjustments to reconcile net loss to net
cash used in operating activites:
  Depreciation and amortization                   30,075       24,898
                                              -----------  -----------

    Total adjustments                             30,075       24,898
                                              -----------  -----------
    Net cash used in operating activites         (37,459)    (127,303)
                                              -----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
 Contributed capital by Parent                        -       127,303
 Proceeds from issuance of common stock          37,500             -
                                              -----------   ----------

   Net cash provided by financing activities     37,500       127,303
                                              -----------   ----------

NET CHANGE IN CASH                                  (41)           -

CASH-Beginning of Year                                 -           -
                                               -----------  -----------
CASH-End of Year                              $       41    $      -
                                               ===========  ===========


The accompanying notes are an integral part of these financial statements

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                Organization and Business

INFe-Human Resources, Inc. (the "Company") was incorporated in the State of Nevada on March 31, 2000. The Company is a subsidiary of INFe, Inc. a publicly trading entity on the OTC BB (INFe). The Company was organized to provide human resource administrative management, executive compensation plans and staffing services to client companies. The Company acquired certain intangible assets for cash in July 2000 of Placeum.com, an online recruiting website.

Content of Audited Financial Statements

The audited financial statements presented for the years ended November 30, 2002 and 2001 include only the accounts of INFe-Human Resources, Inc. and not of INFe, Inc., the Parent, or any of INFe Inc.'s subsidiaries. These financial statements do not purport to reflect any consolidated operations with any other subsidiary or division.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and operations for the period. Material estimates for which it is reasonably possible that a change in the estimate could occur in the near term consist of the recoverability of acquired intangibles. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

For financial statement presentation purposes, short-term, highly liquid investments with original maturities of three months or less are considered to
be cash and cash equivalents.   The Company had no cash equivalents at November
30, 2002 and 2001, respectively.

Revenue Recognition

The Company earns revenue from staffing fees and administrative consulting fees, both of which are recognized as the services are rendered.

Long-Lived Assets

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated life of intangible and other long-lived assets, or whether the remaining balance of intangible and other long-lived assets should be evaluated for possible impairment. If and when such factors, events or circumstances indicate that intangible or other long-lived assets should be evaluated for possible impairment, the Company would make an estimate of the remaining lives of the respective assets in measuring recoverability. According to SFAS 144, the Company has stated its assets and liabilities at the lower of its carrying amount or fair value less cost to sell and to cease depreciation on its fixed assets.

Software Development Costs

Software development costs are accounted for in accordance with Statement of Position 98-1, "Software Developed or Obtained for Internal Use". Costs incurred in a preliminary project stage are expensed as incurred. External direct costs, payroll and payroll related costs for those directly involved with a project and interest costs in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34, "Capitalization of Interest Cost", are capitalized during the application development stage. Costs incurred during the post-implementation/operation stage are expensed as incurred.

Intangible Assets

The intangible assets are being amortized over a three-year period. These assets were acquired on July 19, 2000 from Placeum.com, the online recruiting business.

Income Taxes

The Company accounts for income taxes using SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs incurred for the years ended November 30, 2002 and 2001 were $-0- and $855, respectively.

NOTE 2- FURNITURE AND EQUIPMENT

Furniture and equipment as of November 30, 2002 and 2001 were as follows:


                                         2002      2001
                                        ------    -------
         Furniture and equipment       $ 9,202   $ 9,202
         Less accumulated depreciation  (8,437)   (5,369)
                                       --------  --------
         Net                           $   765   $ 3,883
                                       ========  ========

Depreciation expense was $3,068 and $3,068 for the years ended November 30, 2002 and 2001, respectively.

NOTE 3- INTANGIBLE ASSETS

On July 19, 2000, the Company acquired certain intangible assets of Placeum.com, in exchange for $81,019. These costs are being amortized over a three year period. Amortization expense for the years ended November 30, 2002 and 2001 were $27,007 and $21,830, respectively.

In June 2001, the FASB issued Statement No. 142 "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company's management has estimated that the amortization of the intangible assets acquired reflects the value of the asset at November 30, 2002 and 2001, respectively.

NOTE 4- GOING CONCERN

The accompanying financial statements have been presented in accordance with accounting principles generally accepted in the United States of America, which assume the continuity of the Company as a going concern. The Company has incurred net losses in fiscal years 2002 and 2001, and has an accumulated deficit. Additionally, the Company does not have the revenue stream necessary to operate or develop its business without the assistance of the parent Company, INFe, Inc. This raises substantial doubt about its ability to continue as a going concern.

Management has formulated and is in the process of implementing its business plan intended to develop steady revenues and income in areas of operation. This plan includes the following, subject to obtaining the necessary financing:

- Signing up new clients

- In December 2001, the Company reached an agreement with Arthur D. Viola wherein Mr. Viola purchased 80% of the ownership of INFe-Human Resources. Mr. Viola either personally or through a separate entity has agreed to build a Financial Services Company, which could include payroll and related human-resource services as well as corporate development to the client companies. The INFe, Inc. - Human Resources Subsidiary will be spun- off as a financial services company, in its present form, and will accomplish a roll-up within one or more financial service fields as an independent company.

- Presently, the Company cannot ascertain the eventual success of management's plans with any degree of certainty. The accompanying financial statements do no include any adjustments that might result from the eventual outcome of the risks and uncertainties described above.

NOTE 5- CONTRIBUTED CAPITAL

During the course of business, the Parent, INFe, Inc. and its President, advanced funds to the Company, that will not be repaid, and have been reflected as contributed capital. The Company at November 30, 2002 and 2001 has received $217,523, respectively. Subsequent to November 30, 2002 both parties indicated that no further advances would be provided.

NOTE 6- INCOME TAXES

The Company has not provided for income taxes since the Company files its tax return on a consolidated basis with its Parent Company, INFe, Inc.

INFe, Inc. and the Company follow SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for temporary differences, operating loss carryforwards, and tax credit carryforwards existing at November 30, 2002.

A temporary difference is a difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the asset is recovered or the liability is settled.

The Company on a separately stated basis has recorded a valuation allowance limiting the benefits of net operating loss carryforwards, and other temporary differences of $61,742 and $54,918 as of November 30, 2002 and 2001. The valuation represents 100% of any future benefit the Company may receive since it is not certain whether the benefit will be realized.

NOTE 7- RELATED PARTY TRANSACTIONS

The Company utilizes office space at no charge from INFe, Inc. its Parent company.

The Company has received $217,523 of contributed capital at November 30, 2002 and 2001, respectively from its Parent and President. (See Note 5.)

NOTE 8- SUBSEQUENT EVENTS

The Company's corporate charter was revoked for non-payment of corporate fees. The charter was reinstated on May 20, 2003.

NOTE 9- ALLOCATION OF EXPENSES

The company maintained its own set of books and records apart from its Parent company. Accordingly, all income and expenses were recorded on the accrual basis of accounting. There were no estimated allocations of income or expenses between the Parent and subsidiary.


NOTE 10-        CORRECTION OF PRIOR ISSUED FINANCIAL STATEMENTS

The Company originally issued its financial statements May 20, 2003 for the years ended November 30, 2002 and 2001.These financial statements are being amended to satisfy a letter of comment issued by the Securities and Exchange Commission dated September 26, 2003. The Company only expanded or amended certain footnote disclosures as the financial numbers did not change.

===============================================================================
===============================================================================

                          INFe - HUMAN RESOURCES, INC.

                              FINANCIAL STATEMENTS

                            AUGUST 31, 2003 AND 2002

                                                           PAGE(S)

ACCOUNTANTS' REVIEW REPORT                                  F-13

BALANCE SHEETS AS OF AUGUST 31, 2003 AND 2002               F-14

STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED
AUGUST 31, 2003 AND 2002                                    F-15

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED AUGUST 31, 2003 AND 2002          F-16

STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED
AUGUST 31, 2003 AND 2002                                    F-17

NOTES TO FINANCIAL STATEMENTS                               F-18
--------------------------------------------------------------------

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828  Fax (856) 346-2882


ACCOUNTANTS' REVIEW REPORT

To the Stockholders of INFe - Human Resources, Inc. Falls Church, Virginia

We have reviewed the accompanying balance sheets of INFe - Human Resources, Inc. (the "Company") as of August 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the nine months then ended, in accordance with the statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the Company's management.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

The accompanying financial statements for August 31, 2003 and 2002 have been prepared assuming the Company will continue as a going concern. As discussed in
Note 4 to the financial statements, the Company has incurred substantial net losses in fiscal years 2002 and 2001, and in the nine months ended August 31, 2003 and 2002. These losses raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also discussed in Note 4. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/
BAGELL, JOSEPHS & COMPANY, L.L.C.
-------------------------------
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

October 16, 2003

MEMBER OF:     AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
               NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
               PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
               NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

--------------------------------------------------------------------------
                           INFe-HUMAN RESOURCES, INC.
                                 BALANCE SHEETS
                         AUGUST 31, 2003 and 2002

                                  ASSETS
                                                2003       2002
                                              --------   --------
CURRENT ASSETS
 Cash                                       $       -   $       -
                                              --------   --------

FURNITURE AND EQUIPMENT,AT COST                 9,202      9,202
 Less: accumulated depreciation                (9,202)    (7,667)
                                              ---------  ---------
    Total furniture and equipment                   -      1,535
                                              ---------  ---------
OTHER ASSETS
 Intangible assets                             81,019     81,019
 Less: accumulated depreciation               (76,734)   (50,258)
                                              ---------  ---------
    Total other assets                          4,285     30,761
                                              ---------  ---------
TOTAL ASSETS                                $   4,285 $   32,296
                                              =========  =========

                   LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value,
  20,000,000  shares authorized;
  none issued and outstanding               $      -   $       -
Common stock, $.001 par value,
  100,000,000 shares authorized;
  10,000,000 issued and outstanding         $  10,000  $  10,000


Additional paid-in-capital                    247,023    247,023
Accumulated deficit                          (252,738)  (224,727)
                                             ---------- ----------
    Total stockholders' equity                  4,285     32,296
                                             ---------- ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $   4,285  $  32,296
                                             ========== ==========

The accompanying notes are an integral part of these financial statements

                           INFe-HUMAN RESOURCES, INC.
                            STATEMENT OF OPERATIONS
               FOR THE NINE MONTHS ENDED AUGUST 31, 2003 AND 2002

                                                 2003      2002
                                             ---------  ---------
REVENUE                                     $       -  $       -
                                             ---------  ---------

OPERATING EXPENSES
  Consulting fees                                   -      37,500
  Depreciation and amortization                21,393      23,705
  Other                                           289           -
                                             ---------  ----------
     Total operating expense                   21,682      61,205
                                             ---------  ----------

NET LOSS                                    $ (21,682) $  (61,205)
                                             =========  ==========

NET LOSS PER SHARE-BASIC AND DILUTED        $  (0.002) $   (0.013)
                                             =========  ==========

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                          10,000,000   4,666,666
                                             =========   =========

The accompanying notes are an integral part of these financial statements

                        INFe-HUMAN RESOURCES, INC.
                    STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE NINE MONTHS ENDED AUGUST 31, 2003 AND 2002


                              Common Stock                                      Total
                            -----------------      Paid-in    Accumulated    Stockholders'
                            Shares       Amount    Capital      Deficit         Equity
                            -------     --------  ---------   ------------    -----------

BALANCE-November 30, 2001   2,000,000   $  2,000  $ 217,523    $ (163,522)   $  56,001

 Issuance of common stock   8,000,000      8,000     29,500             -       37,500

 Net loss                           -          -          -       (61,205)     (61,205)
                            ----------  --------  ---------    -----------    -----------
BALANCE-August 31, 2002    10,000,000   $ 10,000  $ 247,023    $ (224,727)   $  32,296
                           ===========  ========  =========    ===========    ===========

BALANCE-November 30, 2002  10,000,000  $  10,000  $ 247,023   $  (231,056)    $ 25,967

Net loss                           -          -           -       (21,682)     (21,682)
                           ===========  ========  ==========   ===========    ===========
BALANCE-August 31, 2003    10,000,000  $  10,000 $ 247,023    $  (252,738)   $   4,285


                        INFe-HUMAN RESOURCES, INC.
                            STATEMENTS OF CASH FLOWS
                FOR THE NINE MONTHS ENDED AUGUST 31, 2003 AND 2002

                                                 2003        2002
                                             -----------  ----------
CASH FLOW FROM OPERATING ACTIVITES
  Net Loss                                   $  (21,682)  $  (61,205)
                                             -----------  -----------

Adjustments to reconcile net loss to net
cash used in operating activites:
  Cash overdraft adjustment                         289           -
  Depreciation and amortization                  21,393       23,705
                                              -----------  -----------
    Total adjustments                            21,393       23,705
                                              -----------  -----------
    Net cash used in operating activites              -      (37,500)
                                              -----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES

 Proceeds from issuance of common stock               -       37,500
                                              -----------   ----------

   Net cash provided by financing activities          -       37,500
                                              -----------   ----------

NET CHANGE IN CASH                                  (41)           -

CASH-Beginning of Year                               41            -
                                               -----------  -----------
CASH-End of Year                              $       -    $       -
                                               ===========  ===========


The accompanying notes are an integral part of these financial statements

                           INFe-HUMAN RESOURCES, INC.
                         NOTES TO FINANCIAL STATEMENTS
                            AUGUST 31, 2003 AND 2002

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

INFe-Human Resources, Inc. (the "Company") was incorporated in the State of Nevada on March 31, 2000. The Company is a subsidiary of INFe, Inc. a publicly trading entity on the OTC BB (INFe). The Company was organized to provide human resource administrative management, executive compensation plans and staffing services to client companies. The Company acquired certain intangible assets for cash in July 2000 of Placeum.com an online recruiting website.

Content of Reviewed Financial Statements

The reviewed financial statements presented for the nine months ended August 31, 2003 and 2002 include only the accounts of INFe-Human Resources, Inc. and not of INFe, Inc., the Parent, or any of INFe Inc.'s subsidiaries. These financial statements do not purport to reflect any consolidated operations with any other subsidiary or division.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and operations for the period. Material estimates for which it is reasonably possible that a change in the estimate could occur in the near term consist of the recoverability of acquired intangibles. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

For financial statement presentation purposes, short-term, highly liquid investments with original maturities of three months or less are considered to be cash and cash equivalents. The Company had no cash equivalents at August 31, 2003 and 2002.

Revenue Recognition

The Company earns revenue from staffing fees and administrative consulting fees, both of which are recognized as the services are rendered.

Long-Lived Assets

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated life of intangible and other long-lived assets, or whether the remaining balance of intangible and other long-lived assets should be evaluated for possible impairment. If and when such factors, events or circumstances indicate that intangible or other long-lived assets should be evaluated for possible impairment, the Company would make an estimate of the remaining lives of the respective assets in measuring recoverability. According to SFAS 144, the company has stated its assets and liabilities at the lower of its carrying amount or fair value less cost to sell and to cease depreciation on its fixed assets.

Software Development Costs

Software development costs are accounted for in accordance with Statement of Position 98-1, "Software Developed or Obtained for Internal Use". Costs incurred in a preliminary project stage are expensed as incurred. External direct costs, payroll and payroll related costs for those directly involved with a project and interest costs in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34, "Capitalization of Interest Cost", are capitalized during the application development stage. Costs incurred during the post-implementation/operation stage are expensed as incurred.

Intangible Assets

The intangible assets are being amortized over a three year period. These assets were acquired on July 19, 2000 from Placeum.com the online recruiting business.

Income Taxes

The Company accounts for income taxes using SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Advertising Costs

Advertising costs are expensed as incurred. There were no advertising costs incurred for the nine months ended August 31, 2003 and 2002, respectively.

NOTE 2- FURNITURE AND EQUIPMENT

Furniture and equipment as of August 31, 2003 and 2002 were as follows:

                                          2003      2002
                                        ------    -------
         Furniture and equipment       $ 9,202   $ 9,202
         Less accumulated depreciation  (9,202)   (7,667)
                                       --------  --------
         Net                           $  -0-    $ 1,535
                                       ========  ========


Depreciation expense was $765 and $2,298 for the nine months ended August 31, 2003 and 2002, respectively.


NOTE 3- INTANGIBLE ASSETS

On July 19, 2000, the Company acquired certain intangible assets of Placeum.com, in exchange for $81,019. These costs are being amortized over a three year period. Amortization expense for the nine months ended August 31, 2003 and 2002 were $20,628 and $ 21,407, respectively.

In June 2001, the FASB issued Statement No. 142 "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company's management has estimated that the amortization of the intangible assets acquired reflects the value of the asset at August 31, 2003 and 2002, respectively.

NOTE 4- GOING CONCERN

The accompanying financial statements have been presented in accordance with accounting principles generally accepted in the United States of America, which assume the continuity of the Company as a going concern. The Company has incurred net losses in fiscal years 2002 and 2001 and in the nine months ended August 31, 2003 and 2002, and has an accumulated deficit. Additionally, the Company does not have the revenue stream necessary to operate or develop its business without the assistance of the parent Company, INFe, Inc. This raises substantial doubt about its ability to continue as a going concern.

Management has formulated and is in the process of implementing its business plan intended to develop steady revenues and income in areas of operation. This plan includes the following, subject to obtaining the necessary financing:

-   Signing up new clients

- "In December 2001, the Company reached an agreement with Arthur D. Viola d/b/a/ Daniels Corporate Advisory Company wherein Mr. Viola purchased 80% of the ownership of INFe-Human Resources. Mr. Viola either personally or through a separate entity has agreed to build a financial services company, which could include payroll and related human-resource services as well as corporate development to the client companies".

- Presently, the Company cannot ascertain the eventual success of management's plans with any degree of certainty. The accompanying financial statements do no include any adjustments that might result from the eventual outcome of the risks and uncertainties described above.

NOTE 5- CONTRIBUTED CAPITAL

During the course of business, the Parent, INFe, Inc. and its President, advanced funds to the Company that will not be repaid, and have been reflected as contributed capital. As of August 31, 2003 and 2002 the Company has received $217,523, respectively. Subsequent to November 30, 2002, both parties indicated that no further advances would be provided.

NOTE 6- INCOME TAXES

The Company has not provided for income taxes since the Company files its tax return on a consolidated basis with its Parent Company, INFe, Inc.

INFe, Inc. and the Company follow SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for temporary differences, operating loss carryforwards, and tax credit carryforwards existing at August 31, 2003.

A temporary difference is a difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the asset is recovered or the liability is settled.

The Company on a separately stated basis has recorded a valuation allowance limiting the benefits of net operating loss carryforwards, and other temporary differences of $83,593 and $70,904 as of August 31, 2003 and 2002. The valuation represents 100% of any future benefit the Company may receive since it is not certain whether the benefit will be realized.


NOTE 7- RELATED PARTY TRANSACTIONS

The Company utilizes office space at no charge from INFe, Inc. its Parent company.

The Company has received $217,523 of contributed capital at August 31, 2003 and 2002, respectively from its Parent and President. (See Note 5.)


NOTE 8-         ALLOCATION OF EXPENSES

The company maintained its own set of books and records apart from its Parent company. Accordingly, all income and expenses were recorded on the accrual basis of accounting. There were no estimated allocations of income or expenses between the Parent and subsidiary.

================================================================================
================================================================================


UNAUDITED PRO FORMA FINANCIAL STATEMENTS

In December, 2002, INFe-Human Resources, Inc. (the "Company") had an agreement in principle to acquire Daniels Corporate Advisory Company, Inc. ("Daniels") a Nevada corporation. This acquisition is contingent upon the Company becoming a public entity. The Company will vest seven million forty thousand (7,040,000) shares of its common stock (the "Acquisition Price") to the shareholder of Daniels in exchange for all of the issued and outstanding shares of stock of Daniels. The Acquisition Price was based on the value of Daniels and the value of the Company's shares on the date of the proposed acquisition. Prior to the proposed acquisition, Arthur D. Viola, was President and one hundred percent (100%) shareholder of the stock of Daniels. Prior to the acquisition, Arthur D. Viola did not own any of the stock of the Company.

The accompanying unaudited pro forma condensed consolidated balance sheet as of August 31, 2003 and the unaudited pro forma condensed consolidated statements of operations for the nine months ended August 31, 2003 has been presented as if the acquisition had occurred on December 1, 2002.

The pro forma adjustments represent, in the opinion of management, all adjustments necessary to present the company's pro forma results of operations and financial position in accordance with Article II of SEC Regulation S-X based upon available information and certain assumptions considered reasonable under the circumstances.

The unaudited pro forma financial statements presented herein do not purport to present what the Company's financial position or results of operations would actually have been had the events leading to the pro forma adjustments in fact occurred on the date or at the beginning of the periods indicated or to project the Company's financial position or results of operations for any future date or period.

The unaudited pro forma financial statements should be read in conjunction with the audited financial statements of INFe-Human Resources, Inc. and the notes thereto and management's discussion and analysis thereof, included in the Company's annual statement.

BAGELL, JOSEPHS & COMPANY, L.L.C.
/s/
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

October 20, 2003
-------------------------------------------------------------------



                                                  ASSETS

                                    INFe-Human       Daniels Corporation
                                    Resources,Inc.   Advisory Company, Inc.    Note     Adjustment    Pro Forma
                                    ------------    -----------------------   ------    ----------   -----------
CURRENT ASSETS
 Cash and Marketable securities      $       -        $     98,079                      $       -     $ 98,079
 Stock subscription receivable-cash          -             150,000                       (150,000)           -
                                    ------------     ---------------------              ----------    ----------
    Total current assets-            $       -             248,079           (a)         (150,000)      98,079


FURNITURE AND EQUIPMENT,AT COST          9,202                   -                             -         9,202
 Less: accumulated depreciation         (9,202)                  -                             -        (9,202)
                                    ------------     ---------------------             -----------    ----------
    Total furniture and equipment            -                   -                             -             -
                                    ------------     ---------------------             -----------    ----------
OTHER ASSETS
 Intangible assets                      81,019                   -                             -        81,019
 Less: accumulated depreciation        (76,734)                  -                             -       (76,734)
                                    ------------     ----------------------            ------------   -----------
    TOTAL ASSETS                     $   4,285         $   248,079                     $ (150,000)    $ 102,364
                                     ===========     ======================            ============   ===========

                            LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value,    $      -           $       -                            -              -
Common stock, $.001 par value,         10,000               7,500             (a)                       17, 500
Additional paid-in-capital            247,023             255,300             (a)       (164,721)       337,602
Accumulated deficit                  (252,738)            (14,721)            (a)         14,721       (252,738)
                                    -----------        -------------------            --------------  ------------
    Total stockholders' equity          4,285             248,079                       (150,000)       102,364
                                    ===========        ==================             ==============  ===========

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY                              $    4,285         $  248,079                      $ (150,000)    $ 102,364
                                    ===========        ==================             ==============  ===========

 See notes pro forma financial statements



                          INFe-HUMAN RESOURCES, INC.
                            STATEMENT OF OPERATIONS
               FOR THE NINE MONTHS ENDED AUGUST 31, 2003 AND 2002


                                  INFe-Human       Daniels Corporation
                                 Resources,Inc.   Advisory Company, Inc.    Note     Adjustment    Pro Forma
                                 ------------    -----------------------   ------    ----------   -----------
REVENUE                          $        -       $          -                       $      -     $       -

COST OF REVENUE                           -                  -                              -             -
                                 ------------    ----------------------              ----------   -----------
GROSS PROFIT                              -                  -                              -             -

OPERATING EXPENSES
  Depreciation and amortization        21,682                -                              -         21,682
  Other                                   289            1,408                              -          1,697
                                -------------    ----------------------              ----------   -----------
     Total operating expense           21,971            1,408                              -         23,379
                                -------------    ----------------------              ----------   -----------

OPERATING LOSS                        (21,971)              -                               -        (21,971)

OTHER INCOME                                -               -                               -              -
                                --------------   ----------------------              ----------   -----------
LOSS BEFORE INCOME TAXES              (21,971)         (1,408)                              -        (23,379)
  Income taxes                              -               -                               -              -
                                --------------   ----------------------              ----------   -----------
NET INCOME                      $     (21,971)    $    (1,408)                       $      -     $  (23,379)
                                ==============   ======================              ==========   ===========

EARNINGS PER SHARE-BASIC
AND DILUTION

NET INCOME AVAILABLE TO COMMON
STOCKHOLDERS                    $     (0.002)              -                                      $  (0.001)
                                =============    ======================                           ============

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING                10,000,000        7,500,000              (a)                    17,500,000
                                =============    ======================                           =============

See notes to Pro Forma finacial statments

-------------------------------------------------------------------------
INFe-HUMAN RESOURCES, INC. AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma adjustments are included in the accompanying unaudited pro forma condensed consolidated balance sheet as of August 31, 2003 and the unaudited proforma condensed consolidated statement of operations for the nine months ended August 31, 2003 to reflect the acquisition of Daniels Corporate Advisory Company, Inc.

(a) To record the issuance of 7,040,000 shares at $0.001 per share, the stock subscription receivable and additional paid-in capital resulting from the merger.